SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

911268209

(CUSIP Number)

BRYANT R. RILEY

B. RILEY & CO., LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(310) 966-1444

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 911268209	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 659,283
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 659,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 659,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 911268209	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Diversified Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 21,203
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 21,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,203
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IV

CUSIP No. 911268209	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 692,794
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 692,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 911268209	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 734,434
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 734,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 911268209	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,750
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,750
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 911268209	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,427,228
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,427,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 911268209	13D	Page 8 of 15 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by BRC Partners Opportunity Fund, LP, a Delaware limited partnership (“BPOF”), B. Riley Diversified Equity Fund, a series of the World Funds Trust, a Delaware statutory trust (the “Mutual Fund”), B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”), B. Riley & Co., LLC, a Delaware limited liability company (“BRC”), Bryant R. Riley (“Mr. Riley”) and B. Riley Financial, Inc., a Delaware corporation (“BRF”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

BRCM serves as the investment manager and general partner of BPOF, and as the investment advisor to the Mutual Fund and of certain separately managed accounts (the “Separately Managed Accounts”). BRF is the parent company of BRCM and BRC. By virtue of these relationships, each of BRCM and BRF may be deemed to beneficially own the Shares owned directly by BPOF and the Mutual Fund and held in the Separately Managed Accounts, and BRF may also be deemed to beneficially own the Shares owned directly by BRC.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of BRF. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of BPOF, the Mutual Fund, BRCM, BRC and Mr. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025. The address of the principal office of BRF is 21860 Burbank Blvd., Suite 300 South, Woodland Hills, CA 91367.

(c) The principal business of BPOF is investing in securities. The principal business of the Mutual Fund is investing in securities. The principal business of BRCM is acting as a registered investment advisor and serving as the investment manager and general partner of BPOF, and as the investment advisor to the Mutual Fund, the Separately Managed Accounts and other clients. The principal business of BRC is acting as a brokerage firm. The principal occupation of Mr. Riley is serving as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM, the Chairman of BRC and the Chief Executive Officer of B. Riley Financial, Inc., the parent company of BRCM and BRC. The principal business of BRF is providing collaborative financial services and solutions.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 911268209	13D	Page 9 of 15 Pages

(f) BPOF, BRC and BRF are organized under the laws of the State of Delaware. The Mutual Fund is a series of the World Funds Trust, a Delaware statutory trust. BRCM is organized under the laws of the State of New York. Mr. Riley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 659,283 Shares owned directly by BPOF is approximately $7,942,492, excluding brokerage commissions. Such Shares were acquired with the working capital of BPOF.

The aggregate purchase price of the 21,203 Shares owned directly by the Mutual Fund is approximately $286,101, excluding brokerage commissions. Such Shares were acquired with the working capital of the Mutual Fund.

The aggregate purchase price of the 12,308 Shares held in the Separately Managed Accounts is approximately, $166,981 excluding brokerage commissions. Such Shares were acquired with the working capital of the Separately Managed Accounts.

The aggregate purchase price of the 734,434 Shares owned directly by BRC is approximately $7,919,403, excluding brokerage commissions. Such Shares were acquired with the working capital of BRC.

The aggregate purchase price of the 2,750 Shares owned directly by Mr. Riley is approximately $45,009, excluding brokerage commissions. Such Shares were acquired with Mr. Riley’s personal funds.

From time to time, BPOF, BRC, and Mr. Riley may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 14,818,359 Shares outstanding as of October 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

As of the time of this filing, BPOF beneficially owned directly 659,283 Shares, the Mutual Fund beneficially owned directly 21,203 Shares, 12,308 Shares were held in the Separately Managed Accounts, BRC beneficially owned directly 734,434 Shares and Mr. Riley beneficially owned directly 2,750 Shares, constituting approximately 4.4%, less than 1%, less than 1%, approximately 5.0% and less than 1%, respectively, of the Shares outstanding.

CUSIP No. 911268209	13D	Page 10 of 15 Pages

BRCM, as the investment manager and general partner of BPOF and the investment advisor to the Mutual Fund and the Separately Managed Accounts, may be deemed to beneficially own the 692,794 Shares directly beneficially owned in the aggregate by BPOF, and the Mutual Fund and held in the Separately Managed Accounts, constituting approximately 4.7% of the Shares outstanding.

BRF, as the parent company of BRCM and BRC, may be deemed to beneficially own the 1,427,228 Shares beneficially owned in the aggregate by BRCM and BRC, constituting approximately 9.6% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b) Each of BPOF, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BPOF.

Each of the Mutual Fund, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by the Mutual Fund.

Each of BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of BRC and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRC.

Mr. Riley has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

(c) Schedule B annexed hereto lists all transactions in the Shares by the Reporting Persons in the last 60 days. All of such transactions were effected in the open market, except as otherwise noted.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 9, 2016, each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 911268209	13D	Page 11 of 15 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibit:

Exhibit No.	Description
99.1	Joint Filing Agreement by and among BRC Partners Opportunity Fund, LP, B. Riley Diversified Equity Fund, B. Riley Capital Management, LLC, B. Riley & Co., LLC, Bryant R. Riley and B. Riley Financial, Inc., dated February 9, 2016.

CUSIP No. 911268209	13D	Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016

BRC PARTNERS OPPORTUNITY FUND, LP

By:	B. Riley Capital Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer
B. RILEY DIVERSIFIED EQUITY FUND

By:	B. Riley Capital Management, LLC, its Investment Advisor

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

CUSIP No. 911268209	13D	Page 13 of 15 Pages

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address
Bryant R. Riley, Chairman and Chief Executive Officer	Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, Chairman of B. Riley & Co., LLC and Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025
Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Thomas J. Kelleher, President and Director	President of B. Riley Financial, Inc. and Chief Executive Officer of B. Riley & Co., LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025
Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Mikel Williams, Director	Director of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Richard L. Todaro, Director	President of Todaro Capital, an investment management company	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Kenneth M. Young, Director	President and Chief Executive Officer of Lightbridge Communications Corporation, a telecom services company	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	590 Madison Avenue, 29th Floor New York, NY 10022

CUSIP No. 911268209	13D	Page 14 of 15 Pages

SCHEDULE B

Transactions in the Shares During the Past 60 days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

B. Riley Capital Management, LLC

(On behalf of Separately Managed Account)

372	10.2619	01/15/2016

CUSIP No. 911268209	13D	Page 15 of 15 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the common stock, $0.0001 par value per share, of United Online, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 9, 2016

BRC PARTNERS OPPORTUNITY FUND, LP

By:	B. Riley Capital Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer
B. RILEY DIVERSIFIED EQUITY FUND

By:	B. Riley Capital Management, LLC, its Investment Advisor

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer